SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

05013056

17 November 2005

SUPPL

SEC MAIL
DEC 05 2005
WASH. D.C.

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the Financial Results Announcement dated 16 November 2005, Re: First Quarterly Report for the financial period ended 30 September 2005 for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
DEC 08 2005
THOMSON
FINANCIAL

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

Financial Results

Ownership transfer to SILVERSTONE CORPORATION/EDMS/KLSE on 16/11/2005 06:39:49 PM
Reference No SC-051116-A927C

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	SILVERSTONE CORPORATION BERHAD
* Stock name	:	SILSTON
* Stock code	:	5061
* Contact person	:	WONG PHOOI LIN
* Designation	:	SECRETARY

SEC MAIL RECEIVED DEC 6 2005 WASH, D.C.

Part A1 : QUARTERLY REPORT

* **Quarterly report for the financial period ended** : **30/09/2005**
* **Quarter** : ● 1 Qtr ○ 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other
* **Financial Year End** : **30/06/2006**
* **The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

Sil1qtr06.xls

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/09/2005**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER * 30/09/2005 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/09/2004 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE * 30/09/2005 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/09/2004 [dd/mm/yyyy] RM'000
1	Revenue	126,751	99,475	126,751	99,475
2	Profit/(loss) before tax	-4,628	-11,791	-4,628	-11,791
3	Profit/(loss) after tax and minority interest	-3,380	-11,770	-3,380	-11,770

SILVERSTONE CORPORATION BERHAD (41515-D)

4	Net profit/(loss) for the period	-3,380	-11,770	-3,380	-11,770
5	Basic earnings/(loss) per share (sen)	-1.00	-3.48	-1.00	-3.48
6	Dividend per share (sen)	0.00	0.00	0.00	0.00
		AS AT END OF CURRENT QUARTER*		**AS AT PRECEDING FINANCIAL YEAR END**	
7	Net tangible assets per share (RM)	0.4300		0.4300	

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		**CUMULATIVE QUARTER**	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/09/2005 16	**30/09/2004** 16	**30/09/2005** 16	**30/09/2004** 16
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	4,713	-3,833	4,713	-3,833
2	Gross interest income	1,334	1,960	1,334	1,960
3	Gross interest expense	7,943	6,967	7,943	6,967

Remarks :

Note: The above information is for the Exchange internal use only.

SILVERSTONE CORPORATION BERHAD (41515-D)

....

Secretary

16 NOV 2005

SILVERSTONE CORPORATION BERHAD (41515-D)

(Incorporated in Malaysia)

Interim Report for the

First Quarter Ended

30 September 2005

Condensed Consolidated Income Statements	1
Condensed Consolidated Balance Sheets	2
Condensed Consolidated Statements of Changes in Equity	3
Condensed Consolidated Cash Flow Statements	4
Notes to the Condensed Financial Statements	5 - 9

SILVERSTONE CORPORATION BERHAD (41515-D)
(Incorporated in Malaysia)

Interim report for the first quarter ended 30 September 2005
The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/9/2005 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2004 RM'000	CURRENT YEAR TO DATE 30/9/2005 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2004 RM'000
Revenue	126,751	99,475	126,751	99,475
Operating expenses	(123,372)	(106,836)	(123,372)	(106,836)
Other operating income	1,334	3,528	1,334	3,528
Profit/(Loss) from operations	4,713	(3,833)	4,713	(3,833)
Finance costs	(7,943)	(6,967)	(7,943)	(6,967)
Share in results of associated companies	(1,398)	(991)	(1,398)	(991)
Loss before taxation	(4,628)	(11,791)	(4,628)	(11,791)
Taxation	(7)	(64)	(7)	(64)
Loss after taxation	(4,635)	(11,855)	(4,635)	(11,855)
Minority interests	1,255	85	1,255	85
Net loss for the period	(3,380)	(11,770)	(3,380)	(11,770)
Loss per share (sen) :				
- Basic	(1.00)	(3.48)	(1.00)	(3.48)
- Fully diluted	(1.00)	(3.48)	(1.00)	(3.48)

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2005)

SILVERSTONE CORPORATION BERHAD (41515-D)
(Incorporated in Malaysia)

Interim report for the first quarter ended 30 September 2005
The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT QUARTER 30/9/2005 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2005 RM'000
Property, plant and equipment	324,603	326,990
Associated companies	253,617	252,043
Investments	123,219	122,464
Deferred tax assets	22,993	22,993
Deferred expenditure	759	852
Goodwill on consolidation	12,226	12,409
Current assets		
- Inventories	102,224	99,197
- Investments	2,839	3,608
- Trade and other receivables	110,582	137,334
- Short term deposits with financial institutions	17,456	11,770
- Cash and bank balances	28,315	26,042
	261,416	277,951
Current liabilities		
- Trade and other payables	93,335	88,138
- Short term borrowings	126,035	137,913
- AMB Bonds and SPV Debts	78,063	87,538
- Provisions	7,205	6,125
- Tax liabilities	287	283
	304,925	319,997
Net current liabilities	(43,509)	(42,046)
	693,908	695,705
Financed by:		
Share capital	338,535	338,535
Reserves	(180,235)	(178,619)
Shareholders' funds	158,300	159,916
Minority interests	83,780	83,603
Redeemable cumulative convertible preference shares	32,237	32,237
AMB Bonds and SPV Debts	419,002	419,188
Deferred liabilities	212	384
Deferred taxation	377	377
	693,908	695,705
Net tangible assets per share (RM)	0.43	0.43

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2005)

SILVERSTONE CORPORATION BERHAD (41515-D)
(Incorporated in Malaysia)

Interim report for the first quarter ended 30 September 2005
The figures have not been audited.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital RM'000	Share Premium RM'000	Translation Reserves RM'000	Other Reserves RM'000	Accumulated Losses RM'000	Total RM'000
Balance at 1 July 2005	338,535	81,525	60,497	45,883	(366,524)	159,916
Translation loss on net equity of foreign subsidiary companies	-	-	(286)	-	-	(286)
Share in post-acquisition reserves of associated companies	-	-	2,443	-	-	2,443
Net gain not recognised in consolidated income statement	-	-	2,157	-	-	2,157
Net loss for the financial period	-	-	-	-	(3,380)	(3,380)
Amortisation of negative goodwill	-	-	-	(393)	-	(393)
Balance at 30 September 2005	338,535	81,525	62,654	45,490	(369,904)	158,300
Balance at 1 July 2004	338,535	81,525	51,181	47,267	(354,026)	164,482
Translation gain on net equity of foreign subsidiary companies	-	-	496	-	-	496
Net gain not recognised in consolidated income statement	-	-	496	-	-	496
Realisation of reserve on disposal of a subsidiary company	-	-	(132)	37	-	(95)
Net loss for the financial period	-	-	-	-	(11,770)	(11,770)
Amortisation of negative goodwill	-	-	-	(392)	-	(392)
Balance at 30 September 2004	338,535	81,525	51,545	46,912	(365,796)	152,721

(The Condensed Consolidated Statements of Changes In Equity should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2005)

SILVERSTONE CORPORATION BERHAD (41515-D)
(Incorporated in Malaysia)

Interim report for the first quarter ended 30 September 2005

The figures have not been audited.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	CURRENT YEAR-TO-DATE 30/9/2005 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2004 RM'000
OPERATING ACTIVITIES		
Loss before tax	(4,628)	(11,791)
Adjustments for:		
Non-cash items	6,792	9,219
Non-operating items	6,609	5,007
Operating profit before changes in working capital	8,773	2,435
Changes in working capital		
Net change in current assets	13,364	(13,652)
Net change in current liabilities	9,520	1,618
Others	(1,219)	(1,574)
	30,438	(11,173)
INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(3,118)	(4,146)
Others	4,064	(174)
	946	(4,320)
FINANCING ACTIVITIES		
Bank borrowings	(15,077)	5,226
Short term deposits earmarked for bonds redemption	293	249
Others	(28)	33
	(14,812)	5,508
Net change in cash and cash equivalents	16,572	(9,985)
Effects of exchange rate changes	476	-
Cash and cash equivalents at beginning of the year	17,911	25,531
Cash and cash equivalents at end of the period	34,959	15,546

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2005)

Interim report for the first quarter ended 30 September 2005
The figures have not been audited.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and methods of computation

The interim financial report has been prepared in accordance with the Financial Reporting Standards ("FRS") (formerly known as Malaysian Accounting Standards Board) 134, "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2005.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2005 except for the adoption of new FRS standards.

The adoption of the new FRS standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. Qualification on auditors' report

There were no audit qualifications on the financial statements of the Group for the financial year ended 30 June 2005. However, the auditors drew attention to the financial position of the Group concerning the portion of AMB Bonds and SPV Debts issued pursuant to the Group Wide Restructuring Scheme ("GWRS") that are due for redemption/repayment within the next twelve (12) months and the steps taken by the Group to meet this obligation.

3. Seasonality or cyclicality

The operations of the Group are not subject to material seasonal or cyclical effect during the current quarter and financial year-to-date.

4. Unusual items

There were no unusual items affecting assets, liabilities, equity, net income or cash flows for the current quarter and financial year-to-date.

5. Material changes in estimates

There were no material changes in estimates of amounts reported in the prior financial years.

6. Debt and equity securities

During the quarter and financial year-to-date, the Group has redeemed/repaid RM0.87 million AMB Bonds and USD2.9 million (equivalents to RM10.9 million) SPV Debts.

Other than the above, there was no other issuance, cancellation, repurchase, resale and repayment of debt and equity securities for the current quarter and financial year-to-date.

7. Dividend paid

There was no dividend paid during the current quarter and financial year-to-date.

8. **Segmental reporting**

The Group's segmental report for the financial year-to-date is as follows:

	Motor RM'000	Tyre RM'000	Investment & Others RM'000	Group RM'000
Total revenue	45,165	81,667	248	127,080
Inter-segment revenue	-	(314)	(15)	(329)
External revenue	45,165	81,353	233	126,751
Profit/(Loss) from operations	(1,494)	1,482	4,725	4,713
Finance costs				(7,943)
Share in results of associated companies				(1,398)
Loss before taxation				(4,628)

9. **Valuation of property, plant and equipment**

The Group did not carry out any valuation on its property, plant and equipment.

10. **Material events subsequent to the balance sheet date**

There were no material events subsequent to the end of the interim report period that have not been reflected in the financial statements for the interim period.

11. **Changes in the composition of the Group**

There were no material changes in the composition of the Group in the current quarter and financial year-to-date.

12. **Changes in contingent liabilities or contingent assets**

There were no material changes in the contingent liabilities or contingent assets since the last audited balance sheet date.

13. **Review of performance**

Revenue for the quarter was higher at RM126.8 million as against RM99.5 million in the preceding year corresponding quarter due mainly to the improved performance of our local tyre manufacturing operations. In tandem with the higher revenue, the Group reported a profit from operations of RM4.7 million. After accounting for finance costs and share in results of associated companies, a lower loss of RM4.6 million was recorded as against RM11.8 million in the preceding year corresponding period.

14. **Comparison with the preceding quarter's results**

	Current Year Quarter 30/9/2005 RM'000	Immediate Preceding Quarter 30/6/2005 RM'000
Revenue	126,751	135,594
Net loss		
- Operating (loss)/earnings	(3,380)	7,279
- Non recurring items	-	(13,049)
Net loss for the period	(3,380)	(5,770)

For the current quarter, the Group recorded a lower net loss of RM3.4 million compared to RM5.8 million in the preceding quarter. Operating loss for the period was mainly due to lower margins recorded by our component parts manufacturing operations in China and by our local tyre manufacturing division.

15. Prospects

The operating environment in both the tyre and automotive businesses are expected to continue to be challenging. Barring unforeseen circumstances, the Board expects the Group to continue to show improvements in its operational performance.

16. Profit forecast / profit guarantee

Not applicable as no profit forecast was issued.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/9/2005 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2004 RM'000	CURRENT YEAR TO DATE 30/9/2005 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2004 RM'000
Income tax - current	-	63	-	63
Over provision in prior years	(4)	(5)	(4)	(5)
Share in taxation of associated companies	11	6	11	6
	7	64	7	64

Provision for taxation was made as certain expenses were not deductible for tax purposes and tax losses of certain companies cannot be set-off against the taxable profits of the other companies of the Group.

18. Unquoted investments and/or properties

There were no sale of unquoted investments and/or properties for the current quarter and financial year-to-date.

19. Quoted securities

a. There were no purchases or disposals of quoted securities for the current quarter and financial year-to-date.

b. The Group's investments in quoted securities as at the end of the reporting period are as follows:

	RM'000
At costs	39,797
At net book value	22,606
At market value	7,160

20. Status of corporate proposals

Date of Announcement	Subject	Status
(i) 25.11.2004 25.1.2005 29.4.2005 25.5.2005 19.9.2005 18.10.2005	Proposed disposal of approximately 36.68% equity interest in Lion Asiapac Limited ("LAP") by AMB Venture Sdn Bhd, a wholly-owned subsidiary of Silverstone Corporation Berhad ("SCB"), comprising 148,750,644 ordinary shares of SGD0.10 each together with 148,750,644 detachable LAP warrants to LCB Venture Pte Ltd, a wholly-owned subsidiary of Lion Corporation Berhad ("LCB"), for a total consideration of SGD32,725,142 (approximately RM75,595,078), to be satisfied by the issuance of 57,706,166 new ordinary shares of RM1.00 each in LCB to SCB at an issue price of RM1.31 per share.	Pending approvals of : (i) Securities Commission; (ii) Bank Negara Malaysia; (iii) Bursa Malaysia Securities Berhad; (iv) Shareholders of SCB, LCB and LFIB; (v) Lenders of SCB and LFIB; (vi) Holders of LCB's bonds and consolidated and rescheduled debts; (vii) Foreign Investment Committee; (viii) Ministry of International Trade and Industry; (ix) Securities Industry Council of Singapore; and (x) any other relevant authorities, if required.
(ii) 31.1.2005 2.2.2005 19.4.2005 29.4.2005 29.7.2005 10.8.2005 19.9.2005 18.10.2005	(a) Proposed disposal of 100% equity interest in Silverstone Berhad ("SB") comprising 203,877,500 ordinary shares of RM1.00 each to Quay Class Ltd ("QCL"), a wholly-owned subsidiary of Lion Forest Industries Berhad ("LFIB"), including the assumption by QCL of the net inter-company balances due by SCB Group to SB as at the completion date for a total consideration of RM225 million to be satisfied by the issuance of 26.5 million new ordinary shares of RM1.00 each in LFIB to SCB at an issue price of RM2.74 per share ("LFIB Consideration Shares") and the balance of RM152,390,000 by way of deferred cash payment. (b) Proposed restricted offer for sale of the LFIB Consideration Shares to the minority shareholders of the Company and/or placement to the members of the public.	Rejected by SC on 16 September 2005. The Company had on 14 October 2005 submitted an appeal to the SC.

21. Group's borrowings and debt securities

The Group's borrowings and debt securities as at the end of the reporting period are as follows :

	Short Term RM'000	Long Term RM'000	Total RM'000
Borrowings:			
Secured	63,921	-	63,921
Unsecured	62,114	32,237	94,351
	126,035	32,237	158,272
Bonds and Debts:			
- AMB Bonds	4,928	121,751	126,679
- SPV Debts	73,135	297,251	370,386
	78,063	419,002	497,065
Total	204,098	451,239	655,337

21. Group's borrowings and debt securities (continued)

The Group's borrowings and debt securities are denominated in the following currencies :

	Foreign Currency '000	RM'000
Borrowings:		
- Ringgit Malaysia	-	90,158
- US Dollar	8,176	30,679
- Rmb	80,229	37,435
		158,272
Bonds and Debts		
- Ringgit Malaysia	-	126,679
- US Dollar	98,612	370,386
		497,065

22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk as at the date of this report.

23. Changes in material litigation

The Group does not have any material litigation, which in the opinion of the Directors, would have a material adverse effect on the financial results of the Group.

24. Dividend

The Board does not recommend any dividend for the current quarter and financial year-to-date.

25. Loss per share

Basic

Loss per share is calculated by dividing the Group's net loss for the period by the number of shares in issue of 338.54 million.

Fully diluted

There is no dilution for the loss per share for the period as the fully diluted loss per share remains the same as the basic loss per share.

26. Status of conditions imposed by the Securities Commission ("SC")

The SC has imposed certain conditions in its approval of the Group Wide Restructuring Scheme which included the requirements to disclose the following:

(a) Status of the turnaround exercise for loss-making operations; and

(b) Status of the proposed divestment programme.

Please refer to Appendix I to II for details of the above.

Status of the turnaround exercise for loss-making operations

The steps taken to turnaround the loss-making operations include, amongst others, the following:

(i) Strengthening of key management personnel in respect of operational improvement;

(ii) Implementation of stricter control mechanism to monitor operational cost efficiencies;

(iii) Enhancing overall productivity efficiencies by restructuring the operational procedures through adoption of better industry practices; and

(iv) Close monitoring of the progress of the loss-making companies, including regular review of the performance of the companies concerned, assessment of the effectiveness of the operations and management restructuring exercises and remedial actions required.

Steps taken or to be taken	Status and progress
(a) **Associated companies** **Nanjing Jincheng Machinery Co Ltd**	
(i) Appointment of new key management staff including General Manager and reorganisation of the sales and marketing network tasks to meet stringent performance target.	(i) Implemented
(ii) Introduction of new practices and procedures on sourcing of component parts to reduce cost of purchases.	(ii) Implemented
(iii) Maximisation of efficiency of existing production capabilities and divestment of idle assets.	(iii) On-going
Suzuki Assemblers Malaysia Sdn Bhd and Lion Suzuki Marketing Sdn Bhd ("SAM Group")	
With the disposal of 51% equity interest in both companies to Suzuki Motor Corporation, Japan ("SMC"), the Directors expect the SAM Group to be designated as one of the regional production bases for "Suzuki" motorcycles for the ASEAN market. The strategic alliance with SMC will enable the SAM Group to tap on their marketing and technical expertise. The Company had on 7 September 2005 completed the disposal of its balance 49% equity interest in Lion Suzuki Marketing Sdn Bhd ("LSM") to Suzuki Assemblers Malaysia Sdn Bhd ("SAM"). Consequent thereto, the Company shall have an indirect interest in LSM via the Company's 49% equity interest in SAM.	On-going
(b) Similar steps are also being applied to other loss-making subsidiary and associated companies with the view to turning them around.	On-going

Status of Proposed Divestment Programme ("PDP")

(i) Status of the assets to be divested

Stages of the Assets to be Divested	Outstanding PDP (Per GWRS)	Concluded divestment			Divestment proceeds				
						Current Year (Jan - Dec 2005)			
						Actual received in			
		Up to December 2004	In current quarter	Current year-to-date	Received up to December 2004	Current Qtr	Current YTD	Projected to Dec 2005	Projected full year
	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million
By 31 December 2003									
Non-listed shares in automotive industry companies	83.8	-	-	-	-	-	-	83.8	83.8
By 31 December 2004									
Wuhan Fortune Motor Co Ltd (refer to (ii) (1))	42.7	43.5	-	-	25.2	-	-	6.1	6.1
Jiangxi Fuqi Motor Co Ltd (refer to (ii) (2))	17.3	7.8	-	-	7.8	-	-	-	-
Non-listed shares in automotive industry companies	13.4	-	-	-	-	-	-	13.4	13.4
	73.4								
By 31 December 2005									
Dong Feng Lion Tyre Co Ltd (refer to (ii) (3))	75.6	-	-	23.0	-	11.5	23.0	-	-
By 31 December 2006									
Jiangxi Fuqi Motor Co Ltd (refer to (ii) (2))	11.5	7.8	-	-	7.8	-	-	-	-
Non-listed shares in automotive industry companies	83.2	-	-	-	-	-	-	-	-
	94.7								
Total	327.5	59.1	-	23.0	40.8	11.5	23.0	103.3	103.3

Status of Proposed Divestment Programme ("PDP") (continued)

(ii) Transactions completed and the details on the utilisation of the divestment proceeds received

The details of the assets divested are as follows:

Description of assets/businesses	Status: Received RM' million	Status: Outstanding RM'million	Utilisation	RM'million
(1) Disposal by Range Grove Sdn Bhd, a wholly-owned subsidiary of the Company, of its entire 50% equity interest in Wuhan Fortune Motor Co Ltd ("Wuhan Fortune") to Tri-Ring Group Co ("Tri Ring") for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and	25.21	18.25	Repayment of borrowings	43.01
			Estimated expenses	0.45
			Gross proceeds	43.46
Settlement of inter-company advances to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) by Tri-Ring for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) and waiver of interest accrued thereon amounting to Rmb70.82 million (equivalent to approximately RM32.51 million).	The outstanding balance will be paid in the following manner:		RM25.09 million of the total amount received was utilised to redeem/repay the AMB Bonds/SPV Debts whilst the balance of RM0.12 million is pending repatriation from China.	
	Before 15 August 2005 *	6.08		
	Before 15 August 2006	6.08		
	Before 15 August 2007	6.09		
		18.25		
The disposal was completed on 24 April 2003.	* As at 30 September 2005, the Group has yet to receive the amount due.			